pls 9/7

SECU[RITIES AND EXCHANGE COMM]ISSION

11022258

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 26 2011
WASH. DC
211

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~200~~ 24624

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Research Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Sir Francis Drake Blvd., Wood Island #3F
(No. and Street)

Larkspur, California 94939
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Swift (415) 925-0346
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

K. H. Wm. Krueger, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

591 Redwood Highway, Suite 5295, Mill Valley, California 94941
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian Swift, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Research Associates, Inc., as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman, CEO

Title

Notary Public

See Attached

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of Marin

Subscribed and sworn to (or affirmed) before me on this 25th day of August, 20 11,
Date Month Year

by

(1) Brian Swift,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

MARY ELSIK RYAN
Commission # 1824898
Notary Public - California
Marin County
My Comm. Expires Dec 24, 2012

Place Notary Seal Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

Further Description of Any Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

K. H. Wm. Krueger
CERTIFIED PUBLIC ACCOUNTANT

August 17, 2011

Board of Directors
Security Research Associates, Inc.
Wood Island, Suite 3F
80 Sir Francis Drake Boulevard
Larkspur, California 94939

REPORT OF INDEPENDENT AUDITOR

I have audited the statement of financial condition of **Security Research Associates, Inc.** as of **June 30, 2011**, and related statements of operations, changes in shareholder's equity and cash flow for the year then ended (that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934). These financial statements are the responsibility of the management of **Security Research Associates, Inc.** My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly the financial position, in all material respects, of **Security Research Associates, Inc.** as of **June 30, 2011**, and the results of its operations, changes in shareholder's equity and cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountant

591 Redwood Highway, Suite 5295, Mill Valley, California, 94941 Telephone: 415.388.6633 Fax: 415.388.6607

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2011

ASSETS

CASH AND CASH EQUIVALENTS		$ 48 221
DEPOSIT - WEDBUSH MORGAN SECURITIES		100 000
RECEIVABLES FROM BROKER-DEALER		225 330
FEES AND OTHER RECEIVABLES		123 563
MARKETABLE SECURITIES AT MARKET		312 741
SECURITIES NOT READILY MARKETABLE		3 279
PREPAID EXPENSES AND OTHER ASSETS		30 123
INCOME TAXES ($10,300 refundable)		11 693
FURNITURE AND EQUIPMENT, less accumulated depreciation of $57,170		10 662
		$ 865 612

LIABILITIES AND SHAREHOLDERS EQUITY

SALARIES AND COMMISSIONS		$ 39 474
ACCRUED EXPENSES		77 873
PAYABLE TO BROKER-DEALER - MARGIN LOAN		312 741
NOTE PAYABLE - BANK		95 000
TOTAL LIABILITIES		525 088
SHAREHOLDERS EQUITY:		
Common Stock - no par value: stated value $10.00		
Authorized 20,000 shares		
Issued and outstanding 13,500 shares	$ 135 000	
Paid in capital	134 175	
Retained earnings	71 349	340 524
		$ 865 612

See notes to financial statements

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2011

REVENUES:		
Commissions and Fees		$ 529 200
Investment banking fees		131 500
Trading profits		177 832
Investment Income		53 041
Conference		129 500
		$ 1 021 073
EXPENSES:		
Commissions, employee compensation & benefits	$ 608 886	
Operating expenses	407 435	
Trading costs	112 291	
Conference costs	98 768	
Rent	82 111	1 309 491
LOSS BEFORE INCOME TAXES		(288 418)
INCOME TAX BENEFIT ($70,000 deferred)		81 159
NET LOSS		$ (207 259)

See notes to financial statements

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

YEAR ENDED JUNE 30, 2011

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at July 1, 2010	$ 150 000	$ 134 175	$ 303 334	$ 587 509
Stock Redemption	(15 000)		(24 726)	(39 726)
Net Loss			(207 259)	(207 259)
Balance at June 30, 2011	$ 135 000	$ 134 175	$ 71 349	$ 340 524

See notes to financial statements

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF CASH FLOW

YEAR ENDED JUNE 30, 2011

CASH FLOW FROM OPERATING ACTIVITIES:		
Net loss from operations		$ (207 259)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	$ 859	
Changes in assets and liabilities:		
Receivables from broker dealer/other	146 679	
Marketable securities	(134 241)	
Securities not readily marketable	82 420	
Prepaid expenses and other assets	(13 588)	
Salaries and commissions	(125 962)	
Accrued expenses	23 087	
Income taxes ($69,866 deferred)	(88 109)	
Payable broker dealer - margin loan	231 441	
Net Adjustments		122 586
NET CASH USED BY OPERATING ACTIVITIES		(84 673)
CASH FLOW FROM INVESTMENT ACTIVITIES:		
Purchase of equipment	(11 521)	
Shareholder payments	1 845	
CASH USED BY INVESTMENT ACTIVITES		(9 676)
CASH FLOW FROM FINANCING ACTIVITIES:		
Proceeds from short term bank loans	95 000	
Stock redemption	(39 726)	
CASH PROVIDED BY FINANCING ACTIVITIES		55 274
NET DECREASE IN CASH		(39 075)
CASH AND CASH EQUIVALENTS, beginning of year		87 296
CASH AND CASH EQUIVALENTS, end of year		$ 39 075
INCOME TAXES REFUNDABLE		$ 9 500
INTEREST PAID		$ 2 769

See notes to financial statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Security Research Associates, Inc. (the Company) is a licensed securities broker-dealer registered with the SEC and FINRA and is engaged in investment banking and the sale and trading of marketable securities, primarily in Northern California.

Security Transactions and Commissions

In accordance with industry practice, securities transactions and related commission revenues and expenses are recorded on a settlement date basis. The Company has entered into contracts with Wedbush Morgan Securities who has agreed to act as clearing brokers on a fully disclosed basis for all the Company's dealings with customer's securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of customer securities transactions.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer's securities transactions are reported on a settlement date basis.

Marketable securities are valued at fair value in accordance with GAAP. Securities not readily marketable include securities for which there is not market on a securities exchange or an independent publicly quoted market, and securities which cannot be offered or sold because of restriction on the transfer of the security are carried at estimated fair value as determined by the Board of Directors.

Investment Banking

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed on a straight line basis over estimated useful lives of the related assets.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Deferred taxes payable or refundable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred liabilities or assets between years.

Uncertain Tax Positions

The Company accounts for uncertain tax positions in accordance with GAAP. GAAP prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken on a tax return. GAAP also provides guidance on recognition, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted these provisions on July 1, 2009. There was no impact on total liabilities or stockholders equity as a result of the adoption of these provisions.

The tax years that remain subject to examination by major tax jurisdictions start with the year 2007.

Date of Management's Review

Management has evaluated subsequent events through August 17, 2011, the date on which the financial statements were available to be issued.

NOTE B - DEPOSIT

The Company has deposited $100,000 with Wedbush Morgan Securities as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

NOTE C - LEASE

The Company leases its office under non cancelable operating leases which expiring in 2012. Minimum rental payment for the next year is:

2012: $ 111,000

The Company subleases approximated one third of its office space to an unrelated party on an annual basis.

Rent expense for the year was $82,011.

NOTE D - LINE OF CREDIT

The Company has a $100,000 line of credit with its bank expiring on May 15, 2012. Any advances will bear interest at 1.00% over the bank's reference rate with is currently 3.50%.

Bank loan - due May 15, 2012	$ 95,000

NOTE E - PENSION PLAN

The Company has established a 401(k) pension plan that covers all full time employees with over one year of service. The Company is required to make a safe harbor 3% contribution to the plan which amounted to $4,245.

NOTE F - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and commissions receivables. The Company places their temporary cash investments with financial institutions and diversified mutual funds, thereby limiting the amount of credit exposure to any one financial institution. Concentrations of credit with respect to commissions receivables are limited due to the fact that most receivables are not payable to registered representatives until collected.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company's transactions as a securities broker are executed with and on behalf of customers. The Company introduces these transactions for clearance to an Exchange member firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Therefore, these activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, which may result in a gain or a loss to the Company.

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis.

NOTE H - CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $100,000 or one-fifteenth of "aggregate indebtedness" as defined under the net capital rules. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2011, the Company had net capital of $112,500 and aggregate indebtedness of approximately $525,000, a ratio of 4.67 to 1.00.

NOTE I - FAIR VALUE MEASUREMENT

GAAP establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

NOTE I - FAIR VALUE MEASUREMENT (Continued)

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2011:

Assets:	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 48,221	$	$	$ 48,221
Equity securities	312,741	-	3,279	316,020
Total	$ 360,962	$ -	$ 3,279	$ 364,241

NOTE J – NET OPERATING LOSS

The Company has a net operating loss carryforward that can be used to offset taxable income in future years. The Federal carryforward amounts to $51,422 and expires in 2026 unless used in prior years.

A $119,439 State of California carryforward expires in 2026. California has suspended net operating loss deductions for 2011 and extended the expiration date for each year the net operating loss is suspended.

SUPPLEMENTAL INFORMATION

SECURITY RESEARCH ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS

PURSUANT TO RULE 15c3-1

JUNE 30, 2011

COMPUTATION OF NET CAPITAL		
Stockholder's equity		$ 340 524
NON ALLOWABLE ASSETS		
Non broker dealer receivables	$ 93 057	
Prepaid expenses and other assets	42 816	
Furniture and other equipment	10 662	
Total non-allowable assets		(146 535)
HAIRCUTS ON SECURITIES		
Securities	$ 49 190	
Concentrations	32 299	
Total haircuts		(81 489)
NET CAPITAL		$ 112 500
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness - liabilities From Statement of Financial Condition		$ 525 088
Ratio of aggregate indebtedness to net capital		4.67 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 35 023
Minimum dollar net capital requirement		$ 100 000
Net capital requirement (greater of above two amounts)		$ 100 000
Excess net capital		$ 12 500

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT REGARDING RECONCILIATION OF SCHEDULES

WITH THOSE FILED BY BROKER-DEALER

JUNE 30, 2011

The difference between net capital on the respondent's June 30, 2011 focus report as compared to these net capital financial statements is a follows:

Net capital per focus report			$ 120 243
Add:	Decrease in accrued expenses	$ 10 579	
	Decrease in non allowable assets	9 726	20 305
Deduct:	Income tax adjustment	23 507	
	Other adjustments	4 541	(28 048)
Net capital per this report			$ 112 500

SECURITY RESEARCH ASSOCIATES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

JUNE 30, 2011

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

All customary transactions are cleared through Wedbush Morgan Securities on a fully disclosed basis.

K. H. Wm. Krueger
CERTIFIED PUBLIC ACCOUNTANT

August 17, 2011

Board of Directors
Security Research Associates, Inc.
San Francisco, California

In accordance with Rule 17a-5(e) under the Securities and Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2011, which were agreed to by Security Research Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Security Research Associates, Inc. compliance with applicable instructions of the Assessment Reconciliation (Form SIPC-7). Security Research Associates, Inc. management is responsible for Security Research Associates, Inc. compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested, or for any other purposes. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011 as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments nothing no differences; and

5. Computed the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

591 Redwood Highway, Suite 5295, Mill Valley, California, 94941 Telephone: 415.388.6633 Fax: 415.388.6607

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

K. H. Wm. Krueger
Certified Public Accountant

SECURITY RESEARCH ASSOCIATES, INC.

SIPC SCHEDULE OF ASSESSMENTS AND PAYMENTS

YEAR ENDED JUNE 30, 2011

Total revenue per focus report (as amended)		$ 1 042 246
Deductions per SIPC 7		539 499
SIPC net operating revenue		502 747
General assessment		$ 1 257
Payments:		
- SIPC 6	$ 468	
- SIPC 7	789	$ 1 257

K. H. Wm. Krueger
CERTIFIED PUBLIC ACCOUNTANT

August 17, 2011

Board of Directors
Security Research Associates, Inc.
Wood Island, Suite 3F
80 Sir Francis Drake Boulevard
Larkspur, California 94939

In planning and performing my audit of the financial statements of **Security Research Associates, Inc.** as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures referred to in the preceding paragraph can be expected to achieve the Securities and Exchange Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

591 Redwood Highway, Suite 5295, Mill Valley, California, 94941 Telephone: 415.388.6633 Fax: 415.388.6607

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. *A significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2011, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Certified Public Accountant

SECURITY RESEARCH ASSOCIATES, INC.

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED JUNE 30, 2011

K. H. Wm. KRUEGER
CERTIFIED PUBLIC ACCOUNTANT